UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 31, 2021

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 320, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

Related Party Transaction

On March 31, 2021, the Company received written notice of demand from Emerald Health Sciences Inc. (“EHS”), a stockholder of the Company, for payment of $1,819,771.15 of outstanding principal and $161,414.54 of accrued interest owed pursuant to the Loan Agreement between EHS, as lender, and the Company, as borrower, dated as of September 1, 2017, as amended on January 26, 2018 and November 15, 2019. The Company will make both the principal and interest payments, totaling $1,981,185.69, to EHS on or before April 8, 2021.

On April 6, 2021, the Company received written notice of demand from EHS for conversion of the remaining outstanding principal balance under the Loan Agreement of $500,000 at a conversion price of $2.00 per share into 250,000 shares of EHP common stock. Following the issuance of the shares of common stock to EHS, the Loan Agreement will be fully settled and there will be no further obligations to EHS under the Loan Agreement.

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

By:	/s/ James DeMesa
James DeMesa
President and Chief Executive Officer

Date: April 6, 2021

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